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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 5)*



                      Roberts Pharmaceutical Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  770491-10-8
- --------------------------------------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

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CUSIP No. 770491-10-8                   13G                   Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert A. Vukovich
        Social Security ####-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

             2,019,571

        6  SHARED VOTING POWER

             216,000

        7  SOLE DISPOSITIVE POWER

             2,019,571

        8  SHARED DISPOSITIVE POWER

             216,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,235,571

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        12%

12 TYPE OF REPORTING PERSON*

        IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages
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                           SCHEDULE 13G (continued)


Item 1 (a) Names of Issuer:

     Roberts Pharmaceutical Corporation

Item 1 (b) Address of Issuer's Principal Executive Offices:

     Meridian Center II
     4 Industrial Way West
     Eatontown, New Jersey  07724

Item 2 (a) Name of Person Filing:

     Robert A. Vukovich

Item 2 (b) Address of Principal Office or, if none, Residence:

     Meridian Center II
     4 Industrial Way West
     Eatontown, New Jersey  07724

Item 2 (c) Citizenship:

     U.S.A.

Item 2 (d) Title of Class of Securities:

     Common Stock, $.01 par value.

Item 2 (e) CUSIP Number:

     770491-10-8

Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not Applicable.

Item 4 Ownership

     (a) Amount Beneficially Owned:

     (b) Percent of Class:

     (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote of 2,019,571 shares including 167,000 shares subject to a currently exercisable option.

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           (ii) shared power to vote or to direct the vote of 216,000 shares.

          (iii) sole power to dispose or to direct the disposition of 2,019,571 shares including 167,000 shares subject to a currently exercisable option.

           (iv) shared power to dispose of or to direct the disposition of 216,000 shares.

Item 5 Ownership of Five Percent or Less of a Class

     Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8 Identification and Classification of Members of the Group

     Not Applicable.

Item 9 Notice of Dissolution of Group

     Not Applicable.

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Item 10 Certification

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 1995


/s/ Robert A. Vukovich
- ----------------------------
Signature


Robert A. Vukovich/
Chairman of the Board and
President


- ----------------------------
Name/Title